SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEUTRON ENTERPRISES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

64125Y200
(CUSIP Number)

Ms. Sanyogta Singh
1270 Aerowood Drive, Mississauga, Ontario Canada L4W 1B7
(905) 507-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sanyogta Singh
2.	Check the Appropriate Box If A Member Of A Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place Of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

Ms. Sanyogta Singh has sole voting power over 5,000,000 shares which are owned by 2024069 Ontario, Inc., a corporation established under the laws of Ontario, Canada, of which corporation, Ms. Sanyogta Singh is the sole stockholder, sole director and President.

8. Shared Voting Power 0
9. Sole Dispositive Power

Ms. Sanyogta Singh has sole dispositive power over 5,000,000 shares which are owned by 2024069 Ontario, Inc., a corporation established under the laws of Ontario, Canada, of which corporation, Ms. Sanyogta Singh is the sole stockholder, sole director and President.

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.35%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to Class E Exchangeable Shares of 4232451 Canada, Inc. (the "Subsidiary") which are immediately exchangable on a one-for-one basis for Common Shares of the parent of the Subsidiary, Neutron Enterprises Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 1801 Century Park East, Suite 2500, Los Angeles, CA 90067.

Item 2.	Identity and Background

The person filing this statement provides the following:

(a) This statement is filed by Ms. Sanyogta Singh an individual, and 2024069 Ontario, Inc. ("202 Ontario"), a corporation established under the laws of Ontario, Canada (collectively, the "Filers" for the purpose of this filing). Ms. Singh is the sole stockholder, director and President of 202 Ontario and holds no shares directly of the Issuer or the Subsidiary and holds beneficial ownership of the Issuer only through her ownership of 202 Ontario.

(b) The principal office of the Filers is 1270 Aerowood Drive, Mississauga, Ontario Canada L4W 1B7.

(c) The principal occupation of Ms. Singh is her position as President of 202 Ontario, which is in the business of manufacturing, selling and installing large scale outdoor LED screens.

(d) During the last five years, neither of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Filers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Singh is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

202 Ontario received Class E Exchangable Shares of the Subsidiary (the "Exchangable Shares") with respect to the acquisition by the Subsidiary of certain assets of 202 Ontario pursuant to an Asset Purchase, Technology Transfer and Licence Agreement dated December 1, 2004. The Class E Exchangable Shares of the Subsidiary are immediately Exchangable on a one-for-one basis for Common Shares of the Issuer (the "Common Shares"). On December 15, 2004, the effective date of closing of the transaction, 202 Ontario received 5,000,000 Exchangable Shares of the Subsidiary, which are immediately exchangable for 5,000,000 Common Shares of the Issuer, representing 15.35% of the 32,580,000 outstanding Common Shares of the Issuer.
Item 4.	Purpose of Transaction

202 Ontario received 5,000,000 Exchangable Shares of the Subsidiary and $390,000 with respect to the acquisition by the Subsidiary of certain assets of 202 Ontario pursuant to an Asset Purchase, Technology Transfer and Licence Agreement dated December 1, 2004. The Exchangable Shares of the Subsidiary are immediately exchangable on a one-for-one basis for Common Shares of the Issuer. The exchangable share structure of the transaction permits 202 Ontario to qualify for tax-deferred treatment in Canada with respect to its sale of assets and the disposition of the shares it acquires. On December 15, 2004, the effective date of closing of the transaction, 202 Ontario received 5,000,000 Exchangable Shares of the Subsidiary, which are immediately exchangable for 5,000,000 Common Shares of the Issuer, representing 15.35% of the 32,580,000 outstanding Common Shares of the Issuer.1 Pursuant to a separate Asset Purchase, Technology Transfer and Licence Agreement dated December 1, 2004, the Subsidiary also purchased certain assets of Elumalite Technologies Inc. for 4,500,000 Exchangable Shares to be held in escrow subject to the fulfillment of certain conditions by Elumalite Technologies Inc. Other than as set forth herein, the Filers have no present plans or proposals that would result in any extraordinary transaction involving the Issuer of the nature described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Filers beneficially own 5,000,000 shares of Issuer's Common Stock, or approximately 15.35% of the issued and outstanding shares of Issuer's Common Stock.

 (b) The Filers have sole power to vote and dispose of 5,000,000 Exchangable Shares of the Subsidiary which are immediately exchangable for 5,000,000 Common Shares of the Issuer. Ms. Sanyogta Singh is the sole stockholder, sole director and President of 202 Ontario.

__________________________
1 Such amount of issued and outstanding of the Issuer as based on information in the Issuer's Form 10-KSB filed on November 15, 2004.

(c) Pursuant to Rule 13d-3(a) of the Securities Exchange Act of 1934, as of December 15, 2004, the Filers may be deemed to be the beneficial owners of 5,000,000 Common Shares of the Issuer, which constitute 15.35% of the 32,580,000 Common Shares of the Issuer outstanding at December 15, 2004. The Filers acquired the beneficial ownership of such 5,000,000 Common Shares of the Issuer in a privately negotiated Asset Purchase, Technology Transfer and Licence Agreement dated December 1, 2004 pursuant to which the Subsidiary acquired certain assets of 202 Ontario. Prior to this transaction, the Filers did not beneficially own any Common Shares of the Issuer. Except as disclosed herein, the Filers have not effected any transactions in the Issuer's Common Shares during the preceding 60 days.

(d) No person other than the Filers have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Shares of the Issuer.

(e) Inapplicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

On December 15, 2004, 202 Ontario received the Exchangable Shares of the Subsidiary with respect to the acquisition by the Subsidiary of certain assets of 202 Ontario pursuant to an Asset Purchase, Technology Transfer and Licence Agreement dated December 1, 2004, a copy of which is attached hereto as an exhibit.

Pursuant to Asset Purchase, Technology Transfer and Licence Agreement, the Exchangable Shares of the Subsidiary are immediately exchangable on a one-for-one basis for Common Shares of the Issuer. In connection with the transaction, 202 Ontario also entered into a Put and Call Agreement with the Issuer, the Subsidiary and 4234260 Canada, Inc., and a Registration Rights Agreement with the Issuer and Elumalite Technologies Inc., both agreements attached hereto as exhibits. The Filers have no other contracts, arrangements, understandings or relationships with any person with respect to any securities if the Issuer except as described herein.
Item 7.	Material to Be Filed as Exhibits

Asset Purchase, Technology Transfer and Licence Agreement among 202 Ontario, the Issuer, the Subsidiary and 4234260 Canada, Inc. dated December 1, 2004

Put and Call Agreement among 202 Ontario, the Issuer, the Subsidiary and 4234260 Canada, Inc. dated December 15, 2004

Registration Rights Agreement among 202 Ontario, the Issuer and Elumalite Technologies Inc. dated December 15, 2004

SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2004

2024069 Ontario, Inc.

By: /s/ Sanyogta Singh
Name: Sanyogta Singh
Title: President

Sanyogta Singh

By: /s/ Sanyogta Singh